Schedule A

<u>Share Allocation</u>

<u>Name</u>	<u>Percent</u>	<u>At Closing</u>
FVG B.V.	0.500	4,881,799
Crown Union Investment Ltd. (Assigned for consideration from Seller)	0.333	3,254,533
Vlaanderen Holding BV Ltd. (Assigned for consideration from Seller)	<u>0.167</u>	<u>1,627,266</u>
Total	<u>1.000</u>	<u>9,763,598</u>



MR D. GRIN
VASTGOEDADVIEZEN

SCHEDULE B

Samenvattend Taxatierapport

Datum: 31 juli 2006
Taxateur: mr D. Grin

ADRES OOSTZIJDE 295, 1508 EN ZAANDAM MOBIEL 06 51 39 35 92 FAX 075 612 28 24
RABOBANK 37.01.28.605 K.v.K. 35028169 BTW NL 1889.70.289.B.01

MR D. GRIN
VASTGOEDADVIEZEN

SAMENVATTENDE TAXATIEVERKLARING

A. Opdracht/opname

Datum opdracht	: 10 juli 2006
Opdrachtgever	: Emile-Staete BV, Rico-Staete BV, Franciscus CV
Opdracht verstrekt aan	: Mr D. Grin Vastgoedadviezen
Adres opdrachtnemer	: Oostzijde 295, 1614 MA Zaandam
Telefoon	: 06-51393592
De taxatie is uitgevoerd door	: mr D. Grin, register makelaar-taxateur o.z.
Ingeschreven in het register	: SCVM onder nummer 03R610SCVM

B. Objecten

– Vianen	Mijlweg 7
– Alkmaar	Berenkoog 53
– Alkmaar	Einthovenstraat 1-2, Keesomstraat 2a
– Woerden	Edisonweg 9
– Utrecht	Keulsekade 216
– Hilversum	Franciscusweg 10
– Badhoevedorp	Sloterweg 22
– Emmerich (Du)	Tackenweide 48
– Schans 1802	Lelystad

C. Uitgangspunten

Deze taxatie is bedoeld als een samenvatting van de individuele rapporten van bovenvermelde registergoederen zoals uitgebracht door Mr D. Grin Vastgoedadviezen op 17 juli 2006 en 27 juli 2006.

D. Bijzonderheden

Voor de gehanteerde uitgangspunten, definities en methodiek verwijzen wij naar de bijlagen bij dit rapport welke een integraal onderdeel zijn van deze samenvattende verklaring.

E. Waarde per opnamedatum:

Rekening houdend met alle in deze verklaring genoemde uitgangspunten zijn de volgende waarden van de gehele portefeuille per 31 juli 2006 als volgt bepaald:

Onderhandse verkoopwaarde in verhuurde staat   € 47.685.000,00
Zegge: zevenenveertig miljoen zeshonderd vijfentachtig duizend euro

Executiewaarde in verhuurde staat   € 39.830.000,00
Zegge: negenendertig miljoen achthonderd dertig duizend euro

Voor de individuele waarden van de objecten wordt verwezen naar het overzicht dat als bijlage bij deze rapportage is gevoegd.

ADRES OOSTZIJDE 295, 1508 EN ZAANDAM · MOBIEL 06 51 39 35 92 · FAX 075 612 28 24
RABOBANK 37.01.28.605 · K.v.K. 35028169 · BTW NL 1889.70.289.B.01

D. Verantwoording en aansprakelijkheid

De taxatie is uitsluitend bestemd voor genoemd doel en genoemde opdrachtgever. Er wordt geen verantwoordelijkheid aanvaard voor enig ander gebruik of gebruik door anderen dan de opdrachtgever en (financiële) instellingen voorzover deze met name zijn genoemd en iedere aansprakelijkheid is beperkt tot het bedrag dat in het desbetreffende geval onder onze beroepsaansprakelijkheidsverzekering wordt uitgekeerd. Indien geen instellingen zijn vermeld beperkt de aansprakelijkheid zich tot de opdrachtgever en de financiële instelling die op basis van dit rapport het object heeft gefinancierd en aansprakelijkheid is beperkt tot het bedrag dat in het desbetreffende geval onder onze beroepsaansprakelijkheidsverzekering wordt uitgekeerd. Niets uit dit rapport mag ter beschikking van derden worden gesteld tenzij met voorafgaande schriftelijke toestemming van Mr D. Grin Vastgoedadviezen. Alle relevante informatie en gegegevens zoals verstrekt door derden zijn met zorg in deze waardering betrokken echter geen aansprakelijkheid wordt aanvaard indien de aan ons verstrekte gegevens onjuist en/of onvolledig zijn.

Aldus getekend te Zaandam
op 31 juli 2006

Mr D. Grin



BIJLAGEN

Definities & Methode
Waarde-overzicht
Waarde-onderbouwing
Huuroverzichten

Definities en methodiek

Definities

Definities

De navolgende waardedefinities liggen aan de taxatie ten grondslag.

- De *bruto markthuurwaarde* is het bedrag dat de huurder redelijkerwijs verschuldigd is aan de verhuurder als tegenprestatie voor het uitsluitend gebruik van het registergoed, uitgaande van de voor het soort registergoed gebruikelijke voorwaarden en condities en uitgaande van de huurprijzen die voor soortgelijke registergoederen gebruikelijk worden betaald op de datum van de waardebepaling.

- De *onderhandse verkoopwaarde*, kosten koper, is de prijs in contanten die zou zijn besteed bij onderhandse verkoop van het registergoed, bij aanbieding in verhuurde staat en op de voor het registergoed meest geschikte wijze, na beste voorbereiding, door de meestbiedende gegadigde, zonder enig belang bij het registergoed, op de datum van de waardebepaling.

Wij zijn tevens uitgegaan van de volgende aannames:

a) dat er een willige verkoper en koper is;
b) dat er geen sprake is van gedwongen of executoriale verkoop vanwege faillissement;
c) dat er een redelijke termijn wordt aangehouden waarbinnen de onderhandelingen tot verkoop worden afgerond. Onder een redelijke termijn verstaan wij een periode van maximaal zes maanden;
d) dat de waarde van het door ons getaxeerde registergoed stabiel blijft gedurende voornoemde periode;
e) dat het registergoed vrij op de markt kan worden aangeboden. Het is van groot belang dat potentiële kopers kennis kunnen nemen van de details van het aanbod en de voorgenomen verkoop via mailings, advertenties en/of het internet;
f) dat er geen bieding wordt gedaan door een koper op basis van subjectieve belangen;
g) dat er geen uitzonderingen worden gemaakt voor verkoopkosten, noch voor belastingvoordelen, welke mogelijkerwijs kunnen voorkomen bij verkoop van het onderhavige registergoed;
h) dat het registergoed vrij van hypotheken en/of beslagen is en inschrijvingen daarvan;
i) dat van overheidswege en/of door nutsbedrijven geen verbeteringen en/of herstellingen zijn voorgeschreven of aangekondigd.

□ De *executiewaarde*, kosten koper, is de prijs in contanten die zou zijn besteed op de datum van de waardebepaling door de meest biedende gegadigde, bij gedwongen verkoop van het registergoed in openbare veiling naar plaatselijk gebruik, waarbij de koper het registergoed in verhuurde staat aanvaardt, met alle daaraan verbonden rechten en plichten.

Methodiek

Methoden

De navolgende methoden liggen aan de taxatie ten grondslag.

Huurwaardekapitalisatiemethode

De **onderhandse verkoopwaarde**, kosten koper, is getaxeerd aan de hand van de bruto markthuurwaarde van de verhuurbare vloeroppervlakten van het registergoed. Hierop zijn in mindering gebracht de onroerendgoedgebonden zakelijke en andere lasten. De netto markthuurwaarde is gekapitaliseerd op basis van een onder de huidige marktomstandigheden reëel geacht netto rendement. Tevens is rekening gehouden met de onderstaande criteria.

Markt:
□ vraag naar en aanbod van vergelijkbaar registergoed
□ ontwikkeling van rendementen
□ inflatieverwachting
□ huidige rentestand en te verwachten renteontwikkelingen.

Locatie:
□ omgevingsfactoren
□ parkeermogelijkheden
□ infrastructuur
□ bereikbaarheid met eigen en openbaar vervoer
□ (bouw)ontwikkelingen van vergelijkbaar registergoed
□ algemene voorzieningen in de nabijheid van het registergoed.

Registergoed:
□ zakelijke en andere lasten
□ bouwaard, bouwjaar
□ kwaliteit van de bouwkundige en technische voorzieningen
□ staat van onderhoud
□ locatie en representatie
□ gebruiksmogelijkheden.

Huuropbrengst versus markthuurwaarde:
De contante waarde van het verschil van de actuele huuropbrengst en de getaxeerde markthuurwaarde is verdisconteerd op basis van de resterende looptijd van de huurovereenkomsten.

In mindering gebrachte kosten:
Overdrachtsbelasting, notariskosten en kadastraal recht zijn in mindering
gebracht.

Er is rekening gehouden met kosten voor leegstand, waaronder huurderving,
servicekosten ten laste van de eigenaar, verhuurkosten, publiciteits- en
makelaarskosten.

Voor de uitgangspunten van de waardeberekeningen verwijzen wij naar de in
de bijlagen toegevoegde rekenmodellen.

Ongebonden grond
De waarde van de ongebonden grond is bepaald aan de hand van de reële
marktwaarde in relatie tot de gebruiks- en bestemmingsmogelijkheid.

Executiewaardeberekening

Bij de berekening van de **executiewaarde**, kosten koper, is uitgegaan van de
prijs in contanten die de koper onderhands zou willen betalen. Hierop zijn
kosten en risico's, die ten laste van de koper komen bij gedwongen verkoop
door middel van veiling bij executie, in mindering gebracht, te weten:

- veilingkosten
- overdrachtsbelasting
- plokpenning of strijkgeld
- ontruimingskosten
- verhoogd notaristarief
- eventuele aanschrijvingen
- royementskosten.

FVG Portefeuille

Object	Economische huurwaarde	Onderhandse verkoopwaarde	Ececutiewaarde
Vianen, Mijlweg 7	€ 287.625,00	€ 3.100.000,00	€ 2.600.000,00
Alkmaar, Berenkoog 53	€ 137.345,00	€ 1.600.000,00	€ 1.360.000,00
Alkmaar, Einthovenstraat 1 c.a.	€ 763.720,00	€ 7.900.000,00	€ 6.300.000,00
Woerden, Edisonweg 9	€ 77.500,00	€ 905.000,00	€ 770.000,00
Utrecht, Keulsekade 216	€ 391.780,00	€ 4.200.000,00	€ 3.500.000,00
Hilversum, Franciscusweg 10	€ 1.505.470,00	€ 18.750.000,00	€ 16.000.000,00
Badhoevedorp, Sloterweg 22	€ 295.200,00	€ 3.580.000,00	€ 3.100.000,00
Emmerich, Tackenweide 48	€ 383.468,00	€ 4.750.000,00	€ 3.800.000,00
Schans 1802 Lelystad	€ 249.370,00	€ 2.900.000,00	€ 2.400.000,00
TOTAAL	€ 4.091.478,00	€ 47.685.000,00	€ 39.830.000,00

Aantekeningen:

datum rapportages: 17 juli 2006

taxateur: mr D. Grin

ONDERLIGGENDE BEREKENING KAPITALISATIEMETHODE
Mijlweg 7, Vianen

Vaststelling economische huurwaarde per onderdeel:

Kantoorruimte
2227 m2 x € 95,00 p/m2/j   = € 211.565,00

Bedrijfsruimte
652 m2 x € 60,00 p/m2/j   = € 39.360,00

Magazijnruimte
594 m2 x € 50,00 p/m2/j.   = € 29.700,00

Parkeerplaatsen
35 stuks x € 200,00 p/jr   = € 7.000,00

Vaststelling yield en bijbehorende kapitalisatiefactor:

Bruto-aanvangsrendement: 6,0 %
Leegstandsrisico: 0,5
Onderhoudskosten: 0,5
Vaste lasten: 1

Totale yield: 8
Bijbehorende kapitalisatiefactor/multilplier: 12,5

Totale getaxeerde economische huurwaarde: € 287.625,00 x 12,5 = € 3.595.312,50 v.o.n.

Bij: niet in de kapitalisatie begrepen variabelen:

Correctie wegens huidige overeengekomen huurprijs (€ 218.870,00). Top slice gap bedraagt
€ 68.755,00 per jaar. Corrigeren voor contante waarde gedurende resterende looptijd: ca 4 jaar

AF; kosten overdracht 7% = € 235.207,36

Waarde k.k. : € 3.595.312,50 -/- € 235.207,36 = € 3.360.105,-
-/- correctie top slice gap: € 250.000,00 = € 3.110.105,00 (afgerond: € 3.100.000,00)

NB: feitelijke bandbreedte bij daadwerkelijke verkoop: € 100.000,00 pos/neg.

ONDERLIGGENDE BEREKENING KAPITALISATIEMETHODE
Berenkoog 53, Alkmaar

Vaststelling economische huurwaarde per onderdeel:

Bedrijfsruimte
1333 m2 x € 65,00 p/m2/j   = € 86.645,00

Kantoorruimte:
676 m2 x € 75,00 p/m2/jr   = € 50.700,00

Vaststelling yield en bijbehorende kapitalisatiefactor:

Bruto-aanvangsrendement: 6,0 %
Leegstandsrisico: 0,5
Onderhoudskosten: 0,5
Vaste lasten: 1

Totale yield: 8
Bijbehorende kapitalisatiefactor/multilplier: 12,5

Totale getaxeerde economische huurwaarde: € 137.345,00 x 12,5 = € 1.716.812,50 v.o.n.

Bij: niet in de kapitalisatie begrepen variabelen:

n.v.t.

AF; kosten overdracht 7% = € 112.314,84

Waarde k.k. : € 1.716.812,50 -/- € 112.314,84 = € 1.604.497,66 (afgerond € 1.600.000,00)

NB: feitelijke bandbreedte bij daadwerkelijke verkoop: € 100.000,00 pos/neg.

ONDERLIGGENDE BEREKENING KAPITALISATIEMETHODE
Einthovenstraat 1-2, Keesomstraat 2a, Alkmaar

Vaststelling economische huurwaarde per onderdeel:

Kantoorruimte 1e verdieping
2.382 m2 x € 60,00 p/m2/j   = € 142.920,00

Bedrijfshallen
11.295 m2 x € 40,00 p/m2/j   = € 451.800,00

Koelruimten
1550 m2 x € 60,00 p/m2/j   = € 93.000,00

Verhard Buitenterrein/opslag
7.600 m2 x € 10,00 p/jr.   = € 76.000,00

Vaststelling yield en bijbehorende kapitalisatiefactor:

Bruto-aanvangsrendement: 6,0 %
Leegstandsrisico: 1,5
Onderhoudskosten: 0,5
Vaste lasten: 1

Totale yield: 9
Bijbehorende kapitalisatiefactor/multilplier: 11,11

Totale getaxeerde economische huurwaarde: € 763.720,00 x 11,11 = € 8.484.929,20 v.o.n.

Bij: niet in de kapitalisatie begrepen variabelen:

Ongebonden grond: niet aanwezig.

AF; kosten overdracht 7% = € 555.088,83

Waarde k.k. : € 8.484.929,20 -/- € 555.088,83 = € 7.929.840,37

Afgerond: € 7.900.000,00

NB: feitelijke bandbreedte bij daadwerkelijke verkoop: € 500.000,00 pos/neg.

ONDERLIGGENDE BEREKENING KAPITALISATIEMETHODE
Edisonweg 9, Woerdem

Vaststelling economische huurwaarde per onderdeel:

Kantoorruimte verdeeld in units
775 m2 x € 100,00 p/m2/j   = € 77.500,00

Vaststelling yield en bijbehorende kapitalisatiefactor:

Bruto-aanvangsrendement: 6,0 %
Leegstandsrisico: 0,5
Onderhoudskosten: 0,5
Vaste lasten: 1

Totale yield: 8
Bijbehorende kapitalisatiefactor/multilplier: 12,5

Totale getaxeerde economische huurwaarde: € 77.500,00 x 12,5 = € 968.750,00 v.o.n.

Bij: niet in de kapitalisatie begrepen variabelen:

n.v.t.

AF; kosten overdracht 7% = € 112.314,84

Waarde k.k. : € 968.750,00 -/- € 63.376,17 = € 905.373,83 (afgerond € 905.000,00)

NB: feitelijke bandbreedte bij daadwerkelijke verkoop: € 50.000,00 pos/neg.

ONDERLIGGENDE BEREKENING KAPITALISATIEMETHODE
Keulsekade 216, Utrecht

Vaststelling economische huurwaarde per onderdeel:

Kantoorruimte
940 m2 x € 70,00 p/m2/j   = € 65.800,00

Bedrijfsruimte
7862 m2 x € 40,00 p/m2/j   = € 314.480,00

Verhard buitenterrein
2300 m2 x € 5,00 p/m2/j.   = € 11.500,00

Vaststelling yield en bijbehorende kapitalisatiefactor:

Bruto-aanvangsrendement: 6,5 %
Leegstandsrisico: 0,7
Onderhoudskosten: 0,5
Vaste lasten: 1

Totale yield: 8,7
Bijbehorende kapitalisatiefactor/multilplier: 11,5

Totale getaxeerde economische huurwaarde: € 391.780,00 x 11,5 = € 4.505.470,00 v.o.n.

Bij: niet in de kapitalisatie begrepen variabelen:

n.v.t.

AF; kosten overdracht 7% = € 294.750,38

Waarde k.k. : € 4.505.470,00 -/- € 294.750,38 = € 4.210.719,62

Afgerond: € 4.200.000,00

NB: feitelijke bandbreedte bij daadwerkelijke verkoop: € 200.000,00 pos/neg.

ONDERLIGGENDE BEREKENING KAPITALISATIEMETHODE
Franciscusweg 10, Hilversum

Vaststelling economische huurwaarde per onderdeel:

Kantoorruimte begane grond
3336 m2 x € 140,00 p/m2/j = € 467.040,00

Kantoorruimte 1e en 2e en 3e verdieping
6974 m2 x € 120,00 p/m2/j = € 836.880,00

Stalling/garage
1550 m2 x € 100,00 p/m2/j = € 155.000,00

Parkeerplaatsen parkeerdek
78 x € 350,00 p/jr. = € 27.300,00

Parkeerplaatsen overig
55 x € 350,00 p/jr . = € 19.250,00

Vaststelling yield en bijbehorende kapitalisatiefactor:

Bruto-aanvangsrendement: 5,0 %
Leegstandsrisico: 1
Onderhoudskosten: 0,5
Vaste lasten: 1

Totale yield: 7,5
Bijbehorende kapitalisatiefactor/multilplier: 13,33

Totale getaxeerde economische huurwaarde: € 1.505.470,00 x 13,33 = € 20.067.915,10 v.o.n.

Bij: niet in de kapitalisatie begrepen variabelen:

Ongebonden grond: niet aanwezig.

AF; kosten overdracht 7% = € 1.312.854,26

Waarde k.k. : € 20.067.915,10 -/- € 1.312.854,26 = € 18.755.060,84

Afgerond: € 18.750.000,00

NB: feitelijke bandbreedte bij daadwerkelijke verkoop: € 500.000,00 pos/neg.

ONDERLIGGENDE BEREKENING KAPITALISATIEMETHODE
Sloterweg 22, Badhoevedorp

Vaststelling economische huurwaarde per onderdeel:

Kantoorruimte begane grond
680 m2 x € 125,00 p/m2/j   = € 85.000,00

Kantoorruimte 1e en 2e verdieping
1360 m2 x € 105,00 p/m2/j   = € 142.800,00

Showroom/souterrain
640 m2 x € 60,00 p/m2/j   = € 38.400,00

Parkeerplaatsen
30 x € 250,00 p/m2/j.   = € 7.500,00

Antennes   .   = € 21.500,00

Vaststelling yield en bijbehorende kapitalisatiefactor:

Bruto-aanvangsrendement: 5,5 %
Leegstandsrisico: 0,7
Onderhoudskosten: 0,5
Vaste lasten: 1

Totale yield: 7,7
Bijbehorende kapitalisatiefactor/multilplier: 13

Totale getaxeerde economische huurwaarde: € 295.200,00 x 13 = € 3.837.600,00 v.o.n.

Bij: niet in de kapitalisatie begrepen variabelen:

n.v.t.

AF; kosten overdracht 7% = € 251.057,95

Waarde k.k. : € 3.837.600,00 -/- € 251.057,95 = € 3.586.542,05

Afgerond: € 3.580.000,00

NB: feitelijke bandbreedte bij daadwerkelijke verkoop: € 100.000,00 pos/neg.

ONDERLIGGENDE BEREKENING KAPITALISATIEMETHODE
Schans 1802, Lelystad

Vaststelling economische huurwaarde per onderdeel:

Bedrijfsruimte
491 m2 x € 65,00 p/m2/j   = € 31.915,00

Kantoorruimte:
1711 m2 x € 105,00 p/m2/jr   = € 179.655,00

Archiefruimte
840 m2 x € 45,00 p/m2/jr   = € 37.800,00

Vaststelling yield en bijbehorende kapitalisatiefactor:

Bruto-aanvangsrendement: 6,0 %
Leegstandsrisico: 0,5
Onderhoudskosten: 0,5
Vaste lasten: 1

Totale yield: 8
Bijbehorende kapitalisatiefactor/multilplier: 12,5

Totale getaxeerde economische huurwaarde: € 249.370,00 x 12,5 = € 3.117.125,00 v.o.n.

Bij: niet in de kapitalisatie begrepen variabelen:

n.v.t.

AF; kosten overdracht 7% = € 203.924,07

Waarde k.k. : €3.117.125,00 -/- € 203.924,07 = € 2.913.200,93 (afgerond € 2.900.000,00)

Huidige huurwaarde hoger als economische huurwaarde. Top slice hieruit wordt v.w.b. deze waardering gecompenseerd met (geringe) leegstand, derhalve hierop geen correctie doorgevoerd.

NB: feitelijke bandbreedte bij daadwerkelijke verkoop: € 150.000,00 pos/neg.

Mijlweg 7, Vianen

periode:	Naam	Adres	Huur	Service	vs Electra	Parkeer	Btw	Totaal	indexering	contract duur	opzeg termijn	optie jaren	eind datum	waarborg som	bank garantie
IV Maand								0,00							
		per maand	0,00	0,00	0,00	0,00	0,00	0,00							
		per jaar	0,00	0,00	0,00	0,00	0,00	0,00							
IV kwartaal	Mewtel Essence B.V.	Mijlweg 7	55.264,68				10.500,29	65.764,97	1-jul-07	5	12 mnd	5	30-jun-09	nvt	63.962,00
		per kwartaal	55.264,68	0,00	0,00	0,00	10.500,29	65.764,97							
		per jaar	221.058,72	0,00	0,00	0,00	42.001,16	263.059,88							
		totaal generaal per jaar	221.058,72	0,00	0,00	0,00	42.001,16	263.059,88							

Totale huuropbrengst   221.058,72 excl. omzetbelasting en Servicekosten

Verdeling V.V.O. m2

Bedrijfs-ruimte	651,6
Kantoor-ruimte	2.226,7
Opslag-ruimte	593,7
Totaal m2	3.472 = 3.472 m2

Berenkoog 53, Alkmaar

B.V.	periode:	Naam	Adres	Huur	Service	vs Electra	Parkeer	Btw	Totaal	indexering	contract duur/jaar	opzeg termijn	optie jaren	eind datum	waarborg som	bank garantie
e Staete BV	Maand	Sonic Rendezvous	Berenkoog 53	2.262,10	617,73	0,00	0,00	547,17	3.427,00	1-dec-06	5	12 mnd	3	14-dec-08	nvt	7.846,57
	Maand	G.B.M. Keukens Sanitair en Tegels	Berenkoog 53	2.664,37	500,00	0,00	0,00	601,23	3.765,60	15-aug-06	5	12 mnd	5	14-aug-09	nvt	11.156,25
	Maand	Challenge Records	Berenkoog 53	1.333,33	423,75	0,00	0,00	333,85	2.090,93	1-jan-07	5,4.5	12 mnd	5	31-dec-10	nvt	6.272,76
	Maand								0,00							
			per maand	6.259,80	1.541,48	0,00	0,00	1.482,24	9.283,52							
			per jaar	75.117,60	18.497,76	0,00	0,00	17.786,92	111.402,28							
	kwartaal								0,00							
	kwartaal								0,00							
			per kwartaal	0,00	0,00	0,00	0,00	0,00	0,00							
			per jaar	0,00	0,00	0,00	0,00	0,00	0,00							
			totaal generaal per jaar	75.117,60	18.497,76	0,00	0,00	17.786,92	111.402,28							
			Leegstand (vrije ruimte kantoor 537 m2)	45.645,00												
			Leegstand (vrije ruimte bedr.ruimte 131 m2)	6.550,00												
			Totale huuropbrengst-													
			incl. huurwaarde €	127.312,60	excl.omzetbelasting en Servicekosten											

Verdeling V.V.O. m2	Kantoor	Bedr.Ruimte
Sonic Rendezvous	139	339
G.B.M. Keukens Sanitair en Tegels		525
Challenge Records		339
Vrije ruimte	537	
Vrije ruimte		131
Totaal m2	676	1334 = 2010 m2

Einthovenstraat 2, Alkmaar

B.V.	periode:	Naam	Adres	Huur	Service	vs Electra	Parkeer	Btw	Totaal	indexering	contract duur/jaar	opzeg termijn	optie jaren	eind datum	waarborg som	bank garantie
le Staete BV	Maand	Spar Holding B.V.	Einthovenstraat 2	56.843,95				10.800,35	67.644,30	1-mei-05	10	12 mnd	5	30-apr-08	nvt	nvt
	Maand	investering 11% € 73.739,29 (fl. 162.500,--)		675,94				0,00	675,94							
	Maand	investering 11% € 63.619,67 (fl. 140.200,30)		583,18				110,80	693,98							
	Maand								0,00							
	Maand								0,00							
			per maand	58.103,07	0,00	0,00	0,00	10.911,15	69.014,22							
			per jaar	697.236,84	0,00	0,00	0,00	130.933,86	828.170,70							
			per kwartaal	0,00	0,00	0,00	0,00	0,00	0,00							
			per jaar	0,00	0,00	0,00	0,00	0,00	0,00							
			totaal generaal per jaar	697.236,84	0,00	0,00	0,00	130.933,86	828.170,70							
			Totale huuropbrengst- €	697.236,84	excl.											
			Verdeling V.V.O. m2													
			Bedrijfshal	11.295												
			Koel en-Vriesruimte	1.239												
			Kantoorruimte	2.382												
			Buiten-opslag	4.600												
			Buiten-terrein	3.000												
			Totaal m2	22.516		=	22.516 m2									
			Totale preceelgrootte	26.373												

Keulsekade 216, Utrecht

B.V.	periode:	Naam	Adres	Huur	Service	Alarminst.	Parkeer	Btw	Totaal	indexering	contract duur/jaar	opzeg termijn	optie jaren	eind datum	waarborg som	bank garantie
Emile Staete BV	Maand															
	Maand	Autobanden en Onderhoud A.B.O.	Keulsekade 216	2.120,83	433,33			485,29	3.039,45	1-mrt-07	5	12 mnd	5	28-feb-10		8.829,78
	Maand	Kassing	Keulsekade 216	1.212,91	250,83			278,11	1.741,85	1-feb-07	2	12 mnd	2	31-jan-08		n.v.t.
	Maand	Rigging Box B.V. i.o.	Keulsekade 216	5.795,68				1.101,18	6.896,86	1-mrt-07	1 jr 5 mnd.	3 mnd	3 maanden	31-jul-07		14.280,00
	Maand	Kera Tegel	Keulsekade 216	551,41	133,33			130,10	814,84	1-mrt-07	5	12 mnd	5	28-feb-10		2.335,38
	Maand	Supernatural	Keulsekade 216	211,04	83,33			55,93	350,30	1-mei-07	1	6 mnd	1	30-apr-07		[illegible]
	Maand	Kosten Maatschap Keulsekade	Keulsekade 216	2.171,70	504,17			508,42	3.184,29	1-feb-07	5	12 mnd	5	31-jan-10		9.250,77
	maand	Junspec	Keulsekade 216 9A	562,50	125,00			130,63	818,13	1-mrt-07	5j 7 mnd	12 mnd	5	30-sep-11	2.004,65	
	Maand	Wink B.V.	Keulsekade 216	1.762,50	250,00			419,27	2.431,77	1-feb-07	5	12 mnd	5	31-1-2011		[illegible]
	Maand	Dhr. Y. Bilgic	keulsekade 216	765,00	153,00			174,42	1.092,42	1-apr-07	4	12 mnd	5	31-3-2010	3.276,00	
	Maand	H.E. Jansen, Meubelontwerper	Keulsekade 216	427,50	95,00			99,28	621,78	1-apr-07	5	12 mnd	5	30-sep-10		2.730,65
	Maand	JL Promotions	Keulsekade 216	875,00	183,33			201,08	1.259,41	1-sep-07	3	12 mnd	3	31-aug-09	3.300,00	
			per maand	**16.456,07**	**2.211,32**	**0,00**	**0,00**	**3.382,62**	**20.991,68**							
			per jaar	**197.472,84**	**26.535,84**	**0,00**	**0,00**	**40.591,40**	**251.900,12**							
	kwartaal	H.E. Jansen, Meubelontwerper	Keulsekade 216	688,50	150,00			159,32	997,82	1-apr-07	5	12 mnd	5	31-mrt-10		932,00
		KeK Living	Keulsekade 216	3.281,25	350,00			689,94	4.321,19	OPGEZEGD	1	3 mnd	5	30-jun-06	n.v.t.	n.v.t.
			per kwartaal	**3.969,75**	**500,00**	**0,00**	**0,00**	**849,25**	**5.319,00**							
			per jaar	**15.879,00**	**2.000,00**	**0,00**	**0,00**	**3.397,01**	**21.276,01**							
			totaal generaal per jaar	**213.351,84**	**28.535,84**	**0,00**	**0,00**	**43.988,41**	**273.176,13**							
			leegstand	**128.436,00**												
			Totale huuropbrengst- incl. huurwaarde	**341.787,84**	**excl.omzetbelasting en Servicekosten**											

	Verdeling V.V.O	Hal nr.	Bedrijfsruimte	Kantoor	Bedr.ruimte 1e	Kantoor 1e	Ketelhuis+Buiten	Huurwaarde	
	Kek Living	Hal 1	350						
	Leegstand	Hal 1-1	430					16.606,00	
	JL Promotions	Hal 1-2	170						
	JL Promotions	Hal 1-2a		50					
	Kosten Maatschap Keulsekade	Hal 1a	460						
	Leegstand	Hal 1b			1.200			24.000,00	
	Kosten Maatschap Keulsekade	Hal 1c		145					
	Erik Jansen	Hal 1c II		60					
	Erik Jansen	Hal 1d				114			
Zie Huurovereenkomst H.E. Jansen	Leegstand/Verhuurd	Hal 1d				114		5.130,00	
	Leegstand	Hal 2	1.220					42.700,00	
	Rigging Box	Hal 2	700						
	Rigging Box	Hal 3	1.200						
	Rigging Box porto cabin	Hal 3a		120					
	leegstand	Hal 3b	224					10.000,00	
	Bilgic	Hal 5	204						
	A.B.O.	Hal 6	520						
	Wink B.V.	Hal 7	533						
	Leegstand	Hal 8		394				30.000,00	
	Junspec	Hal 9a	150						
	Kassing	Hal 9	310						
	leegstand	Hal 9b		76					
	Supernatural	Hal 10	100						
	Kera Tegel	Hal 11					160		
			6.571	**845**	**1.200**	**228**	**160**	**= M2**	**9.004**

Franciscusweg 10, Hilversum

B.V.	periode:	Naam	Adres	Huur	Service	vs Electra	Parkeer	Btw	Totaal	indexering	contract duur/jaar	opzeg termijn	optie jaren	eind datum	waarborg som	bank garantie
anciscus C.V.	Maand	Softmachine Publishing+ALLONGE	Franciscusweg 10	688,74	124,77	0,00	0,00	154,57	968,08	1 jan 2007	1	3 mnd	1	28-feb-06		2.863,00
	Maand	Weblab 01	Franciscusweg 10	450,54	75,63	0,00	0,00	99,97	626,14	1 jan 2007	1	3 mnd	1	28-feb-06		1.840,80
	Maand	Cinevideo Enterprises B.V.	Franciscusweg 10	27.637,82	0,00	0,00	0,00	5.251,19	32.889,01	1 dec 2006	10	12 mnd	5	30-nov-12		98.175,00
	Maand	Cinevideo Enterprises B.V.	Franciscusweg 10 Parkeerdek	1.316,09	0,00	0,00	0,00	250,06	1.566,15	1 dec 2006	10	12 mnd	5	30-nov-12	nvt	nvt
	Maand	Cinevideo Enterprises B.V.	Franciscusweg 10	0,00	3.500,00	0,00	0,00	665,00	4.165,00						nvt	nvt
	Maand	Hilverzorg / St. Basis	Franciscusweg 10	19.788,72	3.000,00	0,00	0,00	570,00	23.358,72	1 jan 2007	10	12 mnd	5	31-dec-13		68.391,96
	Maand	V.A. de Jongens B.V.	Franciscusweg 10	11.483,22	1.276,25	0,00	0,00	2.424,30	15.183,77	1 mei 2006	5	12 mnd	5	30-apr-10	nvt	84.812,00
		per maand		61.365,13	7.976,65	0,00	0,00	9.415,08	78.756,86							
		per jaar		736.381,56	95.719,80	0,00	0,00	112.980,98	945.082,34							
	kwartaal	Tapes Hilversum	Franciscusweg 10	7.681,29	1.306,89	0,00	0,00	1.707,75	10.695,93	1 januari 2007	5	12 mnd	5	31-dec-09		9.075,60
		per kwartaal		7.681,29	1.306,89	0,00	0,00	1.707,75	10.695,93							
		per jaar		30.725,16	5.227,56	0,00	0,00	6.831,02	42.783,74							
		totaal generaal per jaar		767.106,72	100.947,36	0,00	0,00	119.811,99	987.866,07							
		leegstand HUURWAARDE		671.895,00												
		leegstand PARKEERWAARDE		17.850,00												
		Totale huuropbrengst- incl. huurwaarde		1.456.851,72	excl.omzetbelasting en Servicekosten											

Verdeling V.V.O. m2	Gebouw A	Gebouw B	Gebouw C	Parkeer
Cinevideo	3.952			35
Hilverzorg / St. Basis		1.432		30
Tapes		256		4
Softmachine		80		1
Leegstand		120		3
Weblab		40		1
V.A. de Jongens		240	781	30
Leegstand	803	131	3.909	46
Algemene ruimte's(niet verhuurbaar)		116		
Totaal m2	4.755	2.415	4.690	150	=	11.860 m2

27-6-2006 13:58 Franciscusweg 10

De Schans 18-02, Lelystad

Eigenaar B.V.	periode:	Naam - Huurder	Adres	Huur	Service	divers	divers	Btw	Totaal	Indexering	contract duur	optie jaren	eind datum	waarborg	ban
Emile Staete BV	Maand	Gemeente Lelystad	De Schans 18-02	18.302,21	1.395,83			0,00	19.698,04	1-mrt-06	5	2,5	31-aug-08	nvt	
	Maand	PCM Facilitaire Bedr.	De Schans 18-02	721,33	47,60			146,10	915,03	1-jan-06	5	3	30-nov-06	nvt	2
			per maand	19.023,54	1.443,43	0,00	0,00	146,10	20.613,07						
			per jaar	228.282,48	17.321,16	0,00	0,00	1.753,16	247.356,80						
			per kwartaal	0,00	0,00	0,00	0,00	0,00	0,00						
			per jaar	0,00	0,00	0,00	0,00	0,00	0,00						
			totaal generaal per jaar	228.282,48	17.321,16	0,00	0,00	1.753,16	247.356,80						
			LEEGSTAND	34.052,00											

			Totale huuropbrengst- €	262.334,48	excl.omzetbelasting en Servicekosten

Verdeling V.V.O. m2	Kantoor	Bedrijf	Archief	
Leegstand			390	
Leegstand		325		
Gemeente Lelystad	1711		450	
PCM		166		
Totaal M2	1711	491	840	3042 m2

			Tackenweide 48, Emmerich - Duitsland													
B.V.	periode:	Naam	Adres	Huur	Service	vs Electra	Parkeer	Mwst	Totaal	indexering	contract duur/jaar	opzeg termijn	optie jaren	eind datum	waarborg som	bank garantie
o Staete	Maand	Vink Kunststoffe GmbH	Tackenweide 48	31.955,74				5.112,91	37.068,65	nvt	3	12 mnd	5	31-dec-08	nvt	nvt
	Maand								0,00							
	Maand								0,00							
			per maand	**31.955,74**	**0,00**	**0,00**	**0,00**	**5.112,91**	**37.068,65**							
			per jaar	**383.468,88**	**0,00**	**0,00**	**0,00**	**61.354,92**	**444.823,80**							
	kwartaal								0,00							
	kwartaal								0,00							
			per kwartaal	**0,00**	**0,00**	**0,00**	**0,00**	**0,00**	**0,00**							
			per jaar	**0,00**	**0,00**	**0,00**	**0,00**	**0,00**	**0,00**							
			totaal generaal per jaar	**383.468,88**	**0,00**	**0,00**	**0,00**	**61.354,92**	**444.823,80**							
			Totale huuropbrengst.	**383.468,88**	**excl.omzetbelasting en Servicekosten**											
			Verdeling V.V.O. m2	Bedrijfsruimte	Kantoorruimte											
			Hal 1 + Hal 2	4.630	483											
			Hal 3	1.713	995											
			Hal 4	2.662												
			Totaal m2	**9.005**	**1.478**	=	**10.483**	m2								

Schedule C

Break down of aggregate purchase price

The aggregated purchase price of the transaction equals the value of the "shareholders equity" from the financial statements which are the following:

Name company	shareholders value	Wah King Stock issuance (x 1.28)
Rico-Staete	€ 294.000,--	376.320
Emile-Staete	€ 1.591.000,--	2.036.480
Franciscus	€ 3.536.000,--	4.526.080
Sub Total shares issuance		**6.938.880**

Liabilities formed by (inter company) current accounts of FVG BV:

Name company	liablillity	Wah King Stock issuance (x 1.28)
Rico-Staete	€ 676.385	865.773
Emile-Staete	€ 1.530.426	1.958.945
Sub Total shares issuance		**2.824.718**
Total shares issued at closing		**9,763,598**

Payable subject to approval of the Dutch tax authorities:

Name company	liablillity	Wah King Stock issuance (x 1.28)
Franciscus	€ 4.043.390	**5.175.539**
Sub Total shares issuance		**5.175.539**
Total shares issued		**14.939.137**

SCHEDULE D

Report

to the Board of Managing Directors of
Emile-Staete B.V.
in **Amsterdam**

concerning the
Financial statements 30 June 2006

Draft 15 August 2006

Unaudited

Table of contents

Report

1. Assignment and auditors' report	2
2. General	3
3. Financial position	3
4. Corporation report	4

Financial statements 30 June 2006

1. Balance sheet as at 30 June 2006	6
2. Profit and loss account for the year 2006	7
3. Notes to the balance sheet as at 30 June 2006 and the profit and loss account for the year 2006	8

Other information

1. Exempt from audit	18
2. Statutory appropriation of result	18
3. Proposed appropriation of result	18

Draft 15 August 2006

To the Board of Managing Directors of
Emile-Staete B.V.
Ditlaar 7
1066 EE AMSTERDAM

Hoofddorp, 17 August 2006

Subject: Financial statements for the year 2006   Ref.: PK/2006/PB/236

Dear mister Faijdherbe,

We hereby report to you about our engagement with respect to the compilation of the financial statements for the year 2006.

1. Compilation report

In accordance with your instructions and on the basis of information provided by you, we have compiled the financial statements of Emile Staete B.V., Amsterdam, for the year 2006 (as set out on pages 6 to 17). The accuracy and completeness of the information provided and the financial statements based thereon are your responsibility. Our responsibility is to issue a compilation report on these financial statements.

Scope

We have compiled the financial statements in accordance with standards for compilation engagements generally accepted in the Netherlands. Our procedures were limited primarily to gathering, processing, classifying and summarising financial information. These procedures do not provide the same level of assurance about whether the financial statements are free of material misstatements as that provided by an audit or a review.

Confirmation

Based on the information provided to us, we have compiled the financial statements in accordance with accounting principles generally accepted in the Netherlands and the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil code.

2. General

Emile-Staete B.V. is a 100% participation of Faijdherbe Vastgoed B.V. seated in Amsterdam.

On 8 December 1999 Emile-Staete B.V. obtained a 100% participation in Hoofddorpse Vast-goedmaatschappij B.V. On 3 February 2001 Emile Staete B.V. sold 50% of this participation.

In 2004 Emile Staete B.V. exploited real estate in multiple joint ventures (with third parties). This is effected in different proportions. The results to which those third parties have a right to are adjusted on the matching current accounts.

3. Financial position

Based on the in the financial statements incorporated balance the financial position as at 30 June is as follows:

	2006	2005
(in thousands of euro's)		
Investments	4.420	4.590
Working capital		
Receivables	649	558
Other assets	8	0
	657	558
Less: short-term debt	2.979	3.095
	(2.322)	(2.537)
Total active capital	**2.098**	**2.053**
Financing active capital		
Shareholders' equity	1.591	1.557
Provisions for liabilities and charges	507	496
	2.098	**2.053**

4. Corporation report

Calculation indebted corporation tax 2006

The taxable result for the year 2006 amounts € 45.230, calculated as follows:

		2006
(in euro's)		
Profit before tax		45.231
Differences commercial / fiscal:	–	
Add: result Hoofddorpse Vastgoedmaatschappij B.V.	–	
		–
		45.231
Taxable result		**45.231**
Taxable result (rounded off)		**45.230**

The taxable result can be compensated with compensatable losses from the past.

Calculation corporation tax loss 2006

The corporation tax loss during 2006 amounts € 11.308, calculated as follows:

(in euro's)	
Deferred tax assets in connection with compensatable losses	11.308
	11.308

Balance compensatable losses as at 30 June 2006

The balance of compensatable losses as at 30 June 2006 amounts € 98.041, specified
as follows:

(in euro's)	
Balance as at 1 January 2006	143.272
Less: result 2006	(45.231)
Balance as at 30 June 2006	**98.041**

Balance re-investmentreserve as at 30 June 2006

The balance of the re-investmentreserve as at 30 June 2006 amounts € 629.770, specified as follows:

	year	re-investment	deferred taxation	bookprofit
(in euro's)				
Stationsplein 21-25	2003	2.650.000	217.270	629.770
Total		**2.650.000**	**217.270**	**629.770**

The real estate property Stationsplein has been sold in the year 2003. For the amount of stated bookprofit a fiscal re-investmentreserve has been build up.
Re-investment of the real estate has to take place within three years (after end of the year in which the asset has been sold). Therefor reinvestment has to take place in 2006. The minimal amount of the re-investment is stated above. If re-investment does not take place fiscal settlement of the postponed bookprofit will take place. For the postponed bookprofit a deferred tax liability provision is build up at 34,5%.

We trust we have informed you adequately and we are willingly to give you further explanations.

Yours faithfully,

Cox & Partners B.V.

W.Th.H. Cox RA

Financial statements 30 June 2006

Emile-Staete B.V.

Amsterdam

Draft 15 August 2006

Unaudited

Emile-Staete B.V., Amsterdam

1. Balance sheet as at 30 June 2006

Assets		30 June 2006		31 December 2005
(in euro's)				
Investments				
Grounds and buildings				
Other grounds and buildings		4.411.449		4.581.076
Investments in group companies and participations				
Other participations		8.800		8.800
Current assets				
Other receivables				
Trade debtors	229.237		159.189	
Current accounts related companies	392.021		392.021	
		621.258		551.210
Other receivables and accruals		28.105		6.665
Other assets				
Cash and bank balances		8.117		110
		5.077.729		5.147.861

Liabilities	30 June 2006		31 December 2005	
Shareholders' equity				
Share capital	20.000		20.000	
Revaluation reserve	1.258.837		1.258.837	
General reserve	278.171		422.940	
Result book year	33.923		(144.769)	
		1.590.931		1.557.008
Provisions for liabilities and charges				
Deferred taxation		507.470		496.162
Long-term debt				
Mortgages and other long-term debt		–		–
Short-term debt				
Trade creditors	213.650		192.282	
Banker	368.076		346.699	
Securitydeposit	15.502		6.519	
Current accounts related companies	1.530.426		1.425.426	
Taxes and social security contributions	564.016		502.603	
Other debts and liabilities	287.658		621.162	
		2.979.328		3.094.691
		5.077.729		5.147.861

Emile-Staete B.V., Amsterdam

2. Profit and loss account for the year 2006

		2006		2005
(in euro's)				
Turnover real estate		–		3.400.000
Cost price real estate		–		(3.707.602)
Rental income		562.683		1.571.704
Profit and loss related to third parties		–		(162)
Other income and costs		(123.340)		(410.629)
Gross margin		439.343		853.311
Management fee	75.000		150.000	
Other operating costs	5.571		42.171	
Total operating expenses		80.571		192.171
Operating profit		358.772		661.140
Financial income and expenses	(313.541)		(856.811)	
Result participations	–		(106)	
		(313.541)		(856.917)
Profit before tax		45.231		(195.777)
Corporation tax		11.308		(51.008)
Profit after tax		**33.923**		**(144.769)**

3. Notes to the balance sheet as at 30 June 2006 and the profit and loss account for the year 2006

3.1 General

Statutory activities

The activities of Emile Staete B.V. concern mainly buying, selling, direction of and exploitation of real estate and of capital assets in general.

Comparison with previous year

The principles for valuation and for determining result are unchanged with regard to the previous year. The principles for valuation and for determining result are as follows:

3.2 Principles for valuation of assets and liabilites

General

Unless stated otherwise, assets and liabilities are stated at their nominal value.
Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Exchange rate differences are presented in operating income.

Grounds and buildings

The real estate other than in development are valued at market value (if known).
The real estate in development are valued at historical cost or lower market value.

Investments in group companies and participations

Participations are valued at nettovermogenswaarde (bookvalue of the participation), based on the last known financial statement of the participation.

Receivables

Receivables are valued at nominal value, taking into account possible bad debts, when applicable.

Fixed tangible assets

The fixed tangible assets are valued at cost price less depreciation based on the estimated economical lifespan. The depreciation is calculated as a percentage of the cost price.

Long-term debt

The long-term debt have a term of longer than one year.

Short-term debt

The short-term debt have a term of shorter than one year.

Emile-Staete B.V., Amsterdam

3.3 Principles for determining results

Gross margin

Net turnover represent sales to third parties for services given in the financial year excluding value added tax. The cost of sales represent the costs directly connected to the net turnover.

Expenses

Expenses are charged to income in the year in which these are incurred.

Exchange rate difference

Exchange rate difference is the profit and losses made on exchange difference on the incoming and outgoing invoices.

Corporation tax

The corporation tax is calculated over the result taking the fiscal facilities into account.

For the difference between commercial and fiscal book value a deferred tax liability provision of 20% up to 34,5% is taken into account.

Emile-Staete B.V., Amsterdam

3.4 Notes to the balance sheet as at 30 June 2006

Investments

Grounds and buildings

Other grounds and buildings

(in euro's)	base revaluation	2006	2005
Einthovenstraat, Alkmaar	17-07-2006	7.085.697	7.085.697
Keulsekade, Utrecht	17-07-2006	3.524.023	3.524.023
Mijlweg, Vianen	17-07-2006	2.801.866	2.801.866
De Schans, Lelystad	15-06-2002	1.332.719	1.332.719
Berenkoog, Alkmaar	17-07-2006	1.539.223	1.539.223
Edisonweg, Woerden	17-07-2006	392.021	392.021
Book value as at 30 June (historical cost)		16.675.549	16.675.549
Revaluation		1.573.546	1.573.546
		18.249.095	18.249.095
Less: projectconnected financing		(13.837.646)	(13.668.019)
Book value as at 30 June		**4.411.449**	**4.581.076**

As of 2001 the work in progress is taken as a component of the grounds and buildings. The work in progress has been linked inextricable with the real estate. As of 2002 the share of third parties in the other grounds and buildings is eliminated. Also the share of associated parties in associated financing is eliminated.
At appreciation of the other grounds and buildings, purchase costs are not taken into account, these are brought directly at the expense of the result.
At the appreciation of the other grounds and buildings possible sellingcosts have been taken into account.

The revaluation is based upon taxations as at 15 June 2002 and as at 17 July 2006 and selling price as at 7 December 2005.

Emile-Staete B.V., Amsterdam

Investments in group companies and participations

Other participations

As at 30 June 2006 Emile Staete B.V. has a participation in the following company:

Company	Participation	Place of establishment
Hoofddorpse Vastgoedmaatschappij B.V.	50%	Amsterdam

The change of the other participations during the book year is as follows:

	2006	2005
(in euro's)		
Balance as at 1 January	8.800	8.906
Result book year	PM	(106)
Balance as at 30 June	**8.800**	**8.800**

Current assets

Other receivables

Trade debtors

	2006	2005
(in euro's)		
Trade debtors	258.237	188.189
Provision doubtful trade debtors	29.000	29.000
Balance as at 30 June	**229.237**	**159.189**

Current accounts related companies

	2006	2005
(in euro's)		
Current account Sheffield Kensington B.V.	392.021	392.021
Balance as at 30 June	**392.021**	**392.021**

Emile-Staete B.V., Amsterdam

Other assets

Cash and bank balances

(in euro's)	2006	2005
Staalbank	8.117	110
Balance as at 30 June	**8.117**	**110**

Shareholders' equity

Share capital

The statutory share capital amounts with effect from 10 March 2001 € 100.000, divided in 2.000 shares of € 50. 400 shares are subscribed and paid-up.

Revaluation reserve

With regard to the revaluation of real estate at market value a revaluation reserve has been formed. The development of the revaluation reserve during the book year is specified as follows:

(in euro's)	2006	2005
Balance as at 1 January	1.258.837	1.012.756
Add: change book year	–	246.081
Balance as at 30 June	**1.258.837**	**1.258.837**

General reserve

(in euro's)	2006	2005
Balance as at 1 January	422.940	293.040
Add: result previous book year	(144.769)	129.900
	278.171	422.940
Balance as at 30 June	**278.171**	**422.940**

Emile-Staete B.V., Amsterdam

Result book year

(in euro's)	2006	2005
Balance as at 1 January	(144.769)	129.900
Less: result previous book year	144.769	(129.900)
Add: result book year	33.923	(144.769)
Balance as at 30 June	**33.923**	**(144.769)**

Provisions for liabilities and charges

Deferred taxation

A provision for deferred taxation has been formed with regard to the revaluation of real estate, the forming of a re-investment reserve and taking compensatable losses into account.
The development of the deferred taxation during the book year is specified as follows:

(in euro's)	2006	2005
Balance as at 1 January	496.162	470.460
Add: change book year	11.308	25.702
Balance as at 30 June	**507.470**	**496.162**

Long-term debt

Mortgages and other long-term debt

(in euro's)	2006	2005
PVF Hypotheken	6.439.881	6.301.977
Achmea vastgoed bank	5.839.276	5.807.553
Bouwfonds Property Finance B.V.	1.107.359	1.107.359
Other long-term debt	451.130	451.130
	13.837.646	13.668.019
Less: projectconnected financing	(13.837.646)	(13.668.019)
Balance as at 30 June	–	–

In connection with the financing of objects of investment the bankers have been given documents of pawning rental claims.

Short-term debt

General

The short-term debt have a term of shorter than one year.

Banker

(in euro's)	2006	2005
Rabobank	368.076	346.699
Balance as at 30 June	**368.076**	**346.699**

Current accounts related companies

(in euro's)	2006	2005
Current account FVG B.V.	1.522.000	1.417.000
Current account Hoofddorpse Vastgoedmaatschappij B.V.	8.426	8.426
Balance as at 30 June	**1.530.426**	**1.425.426**

Taxes and social security contributions

(in euro's)	2006	2005
Value added tax	564.016	502.603
Corporation tax	–	–
Balance as at 30 June	**564.016**	**502.603**

Emile-Staete B.V., Amsterdam

Other debts and liabilities

(in euro's)	2006	2005
Rents received in advance	–	329.421
Rents invoiced in advance first quarter of the following year	84.632	82.754
Current account Zijdevaart Vastgoed B.V.	10.359	10.359
Current account Sheffield Kensington B.V.	77.499	77.499
Auditor costs	7.500	7.500
Bankinterest en -costs	10.000	10.649
Other debts and liabilities	97.668	102.980
Balance as at 30 June	**287.658**	**621.162**

Off balance liabilities

Correction fiscal authorities
The fiscal authorities have considered a management fee, which was invoiced by Emile Staete
B.V. to Hoofddorpse Vastgoedmaatschappij B.V., as dividend. Emile Staete B.V. challenges
the correction made by the fiscal authorities. The outcome of the objection is unknown.

Delay payment tax debts
The company has a delay in the payment of its tax debts. To what extent interest and costs
will be charged is unknown at this moment. A reservation of € 60.000 has been made.

Emile-Staete B.V., Amsterdam

3.5 Notes to the profit and loss account for the year 2006

Profit and loss related to third parties

(in euro's)	2006	2005
Participation Sheffield Kensington in project Edisonweg	PM	(162)
Participation Emile Staete B.V. in project De Schans	PM	PM
	–	(162)

De administration of project De Schans is accounted by a third party. The results of this project for the years 2005 and 2006 are unknown at this moment.

Other income and costs

(in euro's)	2006	2005
Notary /lawyer cost	–	(2.994)
Commission / mediation cost	(4.867)	(19.448)
Work in progress	–	(145.861)
Fixed costs	(56.317)	(102.689)
Community tax	(12.324)	(15.446)
Insurance cost real estate	(13.385)	(43.892)
Other cost real estate	(36.447)	(80.299)
	(123.340)	(410.629)

Personnel expenses

Employees

The average number of staff for the year 2006 is 0 (2005: 0).

Other operating costs

(in euro's)	2006	2005
General costs	5.571	42.171
	5.571	42.171

Emile-Staete B.V., Amsterdam

General costs

(in euro's)	2006	2005
Legal and advisory costs	–	2.584
Accounting and auditor costs	3.079	4.500
Secretary expenses	–	6.000
Debt-collection charges	3.599	4.856
Office expenses	287	146
Selling costs	–	1.134
Value added tax non deductable	408	807
Change reservation bad debts	–	7.000
Other general costs	(1.802)	15.144
	5.571	**42.171**

Financial income and expenses

(in euro's)	2006	2005
Interest current accounts	(21.657)	6.945
Interest costs (mortgage interest en costs)	(271.098)	(816.851)
Interest and costs tax authorities	–	(4.749)
Bankinterest and -costs	(20.786)	(42.156)
	(313.541)	**(856.811)**

The interest current accounts regards for the amount of € 22.000 to related companies.

Result participations

(in euro's)	2006	2005
Hoofddorpse Vastgoedmaatschappij B.V.	PM	(106)
	–	**(106)**

Amsterdam, 17 August 2006
De directie

FVG B.V.

Emile-Staete B.V., Amsterdam

Other information

1. Exempt from audit

Based on article 396 Part 9 of Book 2 of the Netherlands Civil code the company is not obliged to perform an audit.

2. Statutory appropriation of result

With regard to the appropriation of the result article 29 of the company's articles of association is stated as follows:

Article 29, paragraph 1
Under profit is understood, the remainder of the determined profit and loss account.

Article 29, paragraph 2
This profit is available to the general meeting of shareholders on the understanding that:
a. the company can only pay profit to the shareholders as far as its own capital is larger than the subscribed and paid-up part of the capital, increased with the reserves which must be apprehended under the law.
b. pay of profit can occur after determination of the financial statement from which appears that she is lawful.

Article 29, paragraph 3
The company can make interim payments when paragraph 2 under a has been complied with.

Article 29, paragraph 4
The shares which the company keeps in its own capital do not count at the calculation of profit-sharing, unless those shares have established a right of usufruct for others then company.

Article 29, paragraph 5
At the expense of by law prescribed reserves a shortage can be only paid off as far as the law permits.

3. Proposed appropriation of result

The Board of Managing Directors proposes to add the profit for 2006 of € 33.923 to the general reserve.

SCHEDULE E

Report

to the Board of Managing Directors of
Franciscus C.V.
in **Amsterdam**

concerning the
Financial statements 30 June 2006

Draft 15 August 2006

Unaudited

Table of contents

Report

1. Compilation report   2
2. Financial position   3

Financial statements 30 June 2006

1. Balance sheet as at 30 June 2006   4
2. Profit and loss account for the period 1 Janauri 2006 till 30 June 2006   5
3. Notes to the balance sheet as at 30 June 2006 and the profit and loss
   account for the period 1 Janauri 2006 till 30 June 2006   6

Other information

1. Statutory appropriation of result   13
2. Proposed appropriation of result   13
3. Exempt from audit   13

Draft 15 August 2006

To the Board of Managing Directors of
Franciscus CV
Sophialaan 17
1075 BL Amsterdam

Hoofddorp, 15 August 2006

Subject: Financial Statements for the furst halfyear 2006   Ref.: PK/2006/RB/232

Dear sirs,

We hereby report to you about our engagement with respect to the compilation of the financial statements for the first halfyear 2006.

1. Compilation report

In accordance with your instructions and on the basis of information provided by you, we have compiled the financial statements of Franciscus C.V., Amsterdam, as at 30 June 2006 (as set out on pages 4 to 12). The accuracy and completeness of the information provided and the financial statements based thereon are your responsibility. Our responsibility is to issue a compilation report on these financial statements.

Scope

We have compiled the financial statements in accordance with standards for compilation engagements generally accepted in the Netherlands. Our procedures were limited primarily to gathering, processing, classifying and summarising financial information. These procedures do not provide the same level of assurance about whether the financial statements are free of material misstatements as that provided by an audit or a review.

Confirmation

Based on the information provided to us, we have compiled the financial statements in accordance with accounting principles generally accepted in the Netherlands and the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil code.

2. Financial position

Based on the in the financial statements incorporated balance the financial position as at 31 December is as follows:

	30-06-2006	2005
(in thousands of euro's)		
Fixed assets	–	–
Working capital		
Stock	18.750	18.750
Receivables	2.544	2.222
Cash and bank balances	(0)	0
	21.294	20.972
Less: long-term debt	12.538	12.494
Less: short-term debt	5.221	5.048
	3.536	3.430
Total active capital	3.536	3.430
Financing active capital		
Limited partner's capital contribution	3.536	3.430
	3.536	3.430

We trust we have informed you adequately and we are willingly to give you further explanations.

Yours faithfully,

Cox & Partners B.V.

W.Th.H. Cox RA

Financial statements 30 June 2006

Franciscus C.V.

Amsterdam

Draft 15 August 2006

Unaudited

Franciscus C.V., Amsterdam

1. Balance sheet as at 30 June 2006

Assets		30 June 2006		31 December 2005
(in euro's)				
Investments				
Grounds and buildings				
Real Estate		18.750.000		18.750.000
Current assets				
Other receivables				
Trade debtors	40.231		78.980	
Current account FVG B.V.	2.376.750		2.027.554	
Other receivables and accruals	126.842		115.127	
		2.543.823		2.221.661
Cash and bank balances		(8)		8
		21.293.815		20.971.669

Liabilities	30 June 2006		31 December 2005	
Limited partner's capital				
Limited partner's capital				
contribution J.E. Chevalier	841.822		820.689	
Limited partner's capital				
contribution R.F. Kramer	280.607		273.563	
Revaluation reserve	2.602.020		2.611.470	
Undistributed profit	(188.874)		(275.630)	
		3.535.575		3.430.092
Long-term debt				
Mortgages and other				
long-term debt		12.537.629		12.493.816
Short-term debt				
Trade creditors	622.215		578.900	
Current-account Muermans Group	4.043.390		3.907.392	
Taxes	441.526		411.754	
Other debts and liabilities	113.480		149.715	
		5.220.611		5.047.761
		21.293.815		**20.971.669**

Franciscus C.V., Amsterdam

2. Profit and loss account for the period 1 Janauri 2006 till 30 June 2006

	30-06-2006		2005
(in euro's)			
Rental income	423.684	865.393	
Cost price rental income	198.244	370.815	
Gross margin		225.440	494.578
Other operating costs	4.651	7.416	
Total operating expenses		4.651	7.416
Operating profit		220.789	487.162
Interest income	43.367	70.093	
Interest expense	453.030	832.885	
Financial income and expenses		(409.663)	(762.792)
Profit		**(188.874)**	**(275.630)**

Franciscus C.V., Amsterdam

3. Notes to the balance sheet as at 30 June 2006 and the profit and loss account for the period 1 Janauri 2006 till 30 June 2006

3.1 general

Statutory activities
The activities of Franciscus CV concern mainly direction of and exploitation of real estate.

Comparison with previous year
The principles for valuation and for determining result are unchanged with regard to the previous year. The principles for valuation and for determining result are as follows:

3.2 Principles for valuation of assets and liabilites

General
Unless stated otherwise, assets and liabilities are stated at their nominal value.
Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Exchange rate differences are presented in operating income.

Grounds and buildings
The real estate other than in development are valued at market value (if known).
The real estate in development are valued at historical cost or lower market value.

Receivables
Receivables are valued at nominal value, taking into account possible bad debts, when applicable.

Long-term debt
The long-term debt have a term of longer than one year.

Short-term debt
The short-term debt have a term of shorter than one year.

3.3 Principles for determining results

Gross margin
Net turnover represent sales to third parties for services given in the financial year excluding value added tax. The cost of sales represent the costs directly connected to the net turnover.

Expenses
Expenses are charged to income in the year in which these are incurred.

Franciscus C.V., Amsterdam

3.4 Notes to the balance sheet as at 30 June 2006

Investments

Grounds and buildings

The development of the other grounds and buildings is specified as follows:

(in euro's)	30-06-2006	31-12-2005
Book value as at 1 Januari	18.750.000	18.750.000
Investments	9.450	87.917
Revaluation	(9.450)	(87.917)
Book value as at	**18.750.000**	**18.750.000**

Grounds and buildings are not depreciated.
The revaluated real estate has been valued at 17 July 2006.

Current assets

Other receivables

Trade Debtors

(in euro's)	30-06-2006	31-12-2005
Trade debtors	53.731	92.480
Provision for doubtfull debts	(13.500)	(13.500)
Balance as at	**40.231**	**78.980**

Other receivables and accruals

(in euro's)	30-06-2006	31-12-2005
Prepaid expenses	126.842	115.127
Balance as at	**126.842**	**115.127**

Franciscus C.V., Amsterdam

Cash and bank balances

(in euro's)	30-06-2006	31-12-2005
Rabobank	(8)	8
Balance as at	(8)	8

Limited partner's capital

Limited partner's capital J.E. Chevalier

(in euro's)	30-06-2006	31-12-2005
Balance as at 1 Januari	820.689	778.422
Interest	21.133	42.267
Balance as at 31 December	841.822	820.689

Limited partner's capital R.F. Kramer

(in euro's)	30-06-2006	31-12-2005
Balance as at 1 Januari	273.563	259.474
Interest	7.044	14.089
Balance as at 31 December	280.607	273.563

Revaluation reserve

With regard to the revaluation of real estate at market value a revaluation reserve has been formed. The development of the revaluation reserve during the book year is specified as follows:

(in euro's)	30-06-2006	31-12-2005
Balance as at 1 Januari	2.611.470	2.699.387
Revaluation	(9.450)	(87.917)
Balance as at	2.602.020	2.611.470

Franciscus C.V., Amsterdam

Undistributed profit

(in euro's)	30-06-2006	31-12-2005
FVG B.V.	(188.874)	(275.630)
Balance as at	**(188.874)**	**(275.630)**

Long-term debt

Mortgages and other long-term debt

(in euro's)	30-06-2006	31-12-2005
Bouwfonds Property finance	12.537.629	12.493.816
Balance as at	**12.537.629**	**12.493.816**

Regarding the mortgage there is an chattel morgage on the land with the buildings erected to it
as well as right of lien on all the (coming) rights on receivables regarding this project
at Franciscusweg 8 en 10, Hilversum.

Short-term debt

Taxes

(in euro's)	30-06-2006	31-12-2005
Value added tax Netherlands	441.526	411.754
Balance as at	**441.526**	**411.754**

Other debts and liabilities

(in euro's)	30-06-2006	31-12-2005
Security deposit	5.435	5.435
Deferred revenue	73.345	65.570
Costs to be paid	34.700	78.710
Balance as at	**113.480**	**149.715**

Franciscus C.V., Amsterdam

3.5 Commitments and guarantees not disclosed in the balance sheet

Other debts and liabilities
Due to an error by the energy supplier not all costs for energy have been invoiced in previous years. It is uncertain if all the costs concerning these previous years are invoiced at the date of balance sheet as well as it is uncertain if there will be more costs incurred concerning these years.

Taxes
At the date of balance sheet there exists a tax claim concerning value added tax.

3.5 Notes to the profit and loss account for the period 1 January 2006 till 30 June 2006

Rental income

	01-01/30-06-2006	2005
(in euro's)		
Rental income	380.491	764.220
Income service charges	50.967	99.935
Correction income invoiced in advance	(7.774)	1.238
	423.684	**865.393**

Cost price rental income

	01-01/30-06-2006	2005
(in euro's)		
Technical support	18.000	33.000
Notary / lawyer cost	4.421	–
Community tax	51.293	97.055
Insurance cost real estate	6.979	14.391
Service cost	102.502	116.529
Renovation / furnishing	600	48.176
Other cost real estate	14.449	61.664
	198.244	**370.815**

Franciscus C.V., Amsterdam

Selling costs

(in euro's)	01-01/30-06-2006	2005
Change provision for doubtfull debts	–	1.500
	–	**1.500**

General costs

(in euro's)	01-01/30-06-2006	2005
Accounting and auditor costs	4.463	5.375
Consultancy charges	–	–
Collecting charges	60	367
Other general costs	128	174
	4.651	**5.916**

Financial income and expenses

Interest income

(in euro's)	01-01/30-06-2006	2005
Current account FVG B.V.	43.367	70.093
	43.367	**70.093**

Franciscus C.V., Amsterdam

Interest expense

(in euro's)	01-01/30-06-2006	2005
Interest long-term debts	288.226	520.036
Interest current account Muermans Group	135.998	255.624
Interest limited partners	28.178	56.356
Bankinterest and -costs	16	40
Other interest and simular costs	612	829
	453.030	**832.885**

Amsterdam, 15 August 2006

Board of directors

FVG B.V.

Other information

1. Statutory appropriation of result

The result will be administered in accordance with article 9 of the articles of association

2. Proposed appropriation of result

The Board of Managing Directors proposes to deduct the loss the semi-annual
year 30-06-2006 of € 188.874 from the undistributed profit.
In accordance with article 9, term 4 this will be debited om Januari 1st 2005 on a personal
account.

3. Exempt from audit

Based on article 396 Part 9 of Book 2 of the Netherlands Civil code the company is not obliged
to perform an audit.

SCHEDULE F

Report

to the Board of Managing Directors of
Rico Staete B.V.
in **Amsterdam**

concerning the
Financial statements 30 June 2006

Draft 15 August 2006

Unaudited

Table of contents

Report

1. Compilation report   2
2. Financial position   3
3. Corporation tax   4

Financial statements 30 June 2006

1. Balance sheet as at 30 June 2006   6
2. Profit and loss account for the year 2006   7
3. Notes to the balance sheet as at 30 June 2006
   and the profit and loss account for the year 2006   8

Other information

1. Statutory appropriation of result   14
2. Proposed appropriation of result   14
3. Exempt from audit   14

Draft 15 August 2006

To the Board of Managing Directors of
Rico Staete B.V.
Ditlaar 7
1066 EE Amsterdam

Hoofddorp, 15 augustus 2006

Subject: **Financial Statements for the year 2006**   Ref.: PK/2006/PB/234

Dear sirs,

We hereby report to you about our engagement with respect to the compilation of the financial statements for the year 2006.

1. Compilation report

In accordance with your instructions and on the basis of information provided by you, we have compiled the financial statements of Rico Staete B.V., Amsterdam, for the year 2006 (as set out on pages 6 to 13). The accuracy and completeness of the information provided and the financial statements based thereon are your responsibility. Our responsibility is to issue a compilation report on these financial statements.

Scope

We have compiled the financial statements in accordance with standards for compilation engagements generally accepted in the Netherlands. Our procedures were limited primarily to gathering, processing, classifying and summarising financial information. These procedures do not provide the same level of assurance about whether the financial statements are free of material misstatements as that provided by an audit or a review.

Confirmation

Based on the information provided to us, we have compiled the financial statements in accordance with accounting principles generally accepted in the Netherlands and the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil code.

2. Financial position

Based on the in the financial statements incorporated balance the financial position as at 30 June is as follows:

	2006	2005
(in thousands of euro's)		
Fixed assets	–	–
Working capital		
Stock	4.750	4.750
Receivables	129	82
Cash and bank balances	40	35
	4.919	4.867
Less: long-term debt	3.525	3.569
Less: short-term debt	840	794
	554	504
Total active capital	**554**	**504**
Financing active capital		
Shareholders' equity	294	243
Provisions for liabilities and charges	260	261
	554	**504**

3. Corporation tax

Calculation indebted corporation tax 2006

The taxable result for the year 2006 amounts € 23.516, as follows:

	Germany	Netherlands	total
(in euro's)			
Profit before tax	–	56.103	56.103
Correction commercial result Germany	63.774	(63.774)	–
Correction fiscal depreciation real estate	(40.258)	28.365	(11.893)
Add: limited deductable costs	–	–	–
	23.516	20.694	44.210
Settling compensatable losses	–	(20.694)	(20.694)
Taxable result	**23.516**	–	**23.516**
Taxable result (rounded off)			**23.516**

The fiscal burden in the profit and loss account for the year 2006 can be specified ad follows, this amount of German corporation tax is also due:

	Germany	Netherlands	total
(in euro's)			
Corporation tax 25%	5.879	–	5.879
Adjustment provision for deferred taxition	–	(1.290)	(1.290)
	5.879	**(1.290)**	**4.589**

Receivable corporation tax as at 30 June 2006

The receivable corporation tax as at 30 June 2006 amounts € 24.328, specified as follows:

	2006
(in euro's)	
Corporation tax 2001	21.389
Corporation tax 2003	2.939
Balance as at 30 June	**24.328**

State of compensatable losses as at 30 June 2006

The state of the compensatable losses as at 30 June 2006 is specified as follows:

	Germany	Netherlands	total
(in euro's)			
Balance as at 1 January 2006	–	119.527	119.527
Result 2006	–	20.694	20.694
Balance as at 30 June 2006	–	**98.833**	**98.833**

We trust we have informed you adequately and we are willingly to give you further explanations.

Yours faithfully,

Cox & Partners B.V.

W.Th.H. Cox RA

Financial statements 30 June 2006

Rico Staete B.V.

Amsterdam

Draft 15 August 2006

Unaudited

Rico Staete B.V., Amsterdam

1. Balance sheet as at 30 June 2006

Assets	30 June 2006		31 December 2005	
(in euro's)				
Investments				
Grounds and buildings				
Other grounds and buildings		4.750.000		4.750.000
Current assets				
Other receivables				
Trade debtors	90.108		41.578	
Taxes and social security contributions	24.328		40.179	
Other receivables and accruals	14.615		–	
		129.051		81.757
Cash and bank balances		39.794		34.857
		4.918.845		4.866.614

Draft 15 August 2006

Unaudited

Liabilities	30 June 2006		31 December 2005
Shareholders' equity			
Share capital	15.882		15.882
Legal reserve	2.118		2.118
Revaluation reserve	314.846		314.846
General reserve	(90.134)		(183.183)
Result financial year	51.514		93.049
		294.226	242.712
Provisions for liabilities and charges			
Deferred taxation		260.165	261.455
Long-term debt			
Mortgages and other long-term debt		3.524.696	3.568.725
Short-term debt			
Trade creditors	33.399		21.960
Current account FVG B.V.	676.385		662.000
Taxes and social security contributions	83.018		62.806
Other debts and liabilities	46.956		46.956
		839.758	793.722
		4.918.845	4.866.614

Draft 15 August 2006

Unaudited

6

Rico Staete B.V., Amsterdam

2. Profit and loss account for the year 2006

	2006		2005	
(in euro's)				
Turnover real estate	–		1.700.000	
Cost price real estate	–		1.700.000	
		–		–
Rental income	191.734		393.455	
Cost price rental income	24.685		61.380	
Gross margin		167.049		332.075
Other operating costs	5.020		10.097	
Total operating expenses		5.020		10.097
Operating result		162.029		321.978
Interest expense	105.926		210.599	
Financial income and expenses		(105.926)		(210.599)
Result before taxation		56.103		111.379
Corporation tax		4.589		18.330
Result after taxation		**51.514**		**93.049**

Rico Staete B.V., Amsterdam

3. Notes to the balance sheet as at 30 June 2006 and the profit and loss account for the year 2006

3.1 general

Statutory activities
The activities of Rico Staete B.V. concern mainly direction of and exploitation of real estate.

Comparison with previous year
The principles for valuation and for determining result are unchanged with regard to the previous year. The principles for valuation and for determining result are as follows:

With regard to the difference between commercial and fiscal book value a provision for deferred taxation has been formed (17% - 20%).

3.2 Principles for valuation of assets and liabilites

General
Unless stated otherwise, assets and liabilities are stated at their nominal value.
Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Exchange rate differences are presented in operating income.

Grounds and buildings
The real estate other than in development are valued at market value (if known).
The real estate in development are valued at historical cost or lower market value.

Receivables
Receivables are valued at nominal value, taking into account possible bad debts, when applicable.

Long-term debt
The long-term debt have a term of longer than one year.

Short-term debt
The short-term debt have a term of shorter than one year.

3.3 Principles for determining results

Gross margin
Net turnover represent sales to third parties for services given in the financial year excluding value added tax. The cost of sales represent the costs directly connected to the net turnover.

Expenses
Expenses are charged to income in the year in which these are incurred.

Corporation tax
The corporation tax is calculated over the result taking the fiscal facilities into account.

Draft 15 August 2006

Rico Staete B.V., Amsterdam

3.4 Notes to the balance sheet as at 30 June 2006

Investments

Grounds and buildings

The development of the other grounds and buildings is specified as follows:

	Tackenweide Emmerich
(in euro's)	
Book value as at 1 Januari 2006	4.750.000
Book value as at 30 June 2006	**4.750.000**

Grounds and buildings are not depreciated.
The revaluated real estate has been valued at 17 July 2006.

Current assets

Other receivables

Taxes and social security contributions

	2006	2005
(in euro's)		
Corporation tax	24.328	24.328
Value added tax Germany	–	15.851
Balance as at 30 June	**24.328**	**40.179**

Cash and bank balances

	2006	2005
(in euro's)		
ABN AMRO Bank	68	524
F. van Lanschot bank	7.326	1.886
Rabobank	32.400	32.447
Balance as at 30 June	**39.794**	**34.857**

Rico Staete B.V., Amsterdam

Shareholders' equity

Share capital

The statutory share capital amounts € 79.412.
The subscribed and paid-up share capital amounts € 15.882.

Legal reserve

A legal reserve has been formed because the subscribed and paid-up capital is less than the
legally prescribed € 18.000.

Revaluation reserve

With regard to the revaluation of real estate at market value a revaluation reserve has been
formed. The development of the revaluation reserve during the book year is specified as follows:

	2006	2005
(in euro's)		
Balance as at 1 Januari	314.846	314.846
Changes book year	–	–
Balance as at 30 June	**314.846**	**314.846**

General reserve

	2006	2005
(in euro's)		
Balance as at 1 Januari	(183.183)	513.464
Appropriation of result previous year	93.049	(696.647)
Balance as at 30 June	**(90.134)**	**(183.183)**

Result financial year

	2006	2005
(in euro's)		
Balance as at 1 Januari	93.049	(696.647)
Appropriation of result	(93.049)	696.647
Result financial year	51.514	93.049
Balance as at 30 June	**51.514**	**93.049**

Rico Staete B.V., Amsterdam

Provisions for liabilities and charges

Deferred taxation

With regard to the difference between the commercial and fiscal result regarding the sale of real estate in 1998 a provision for deferred taxation has been accounted for at 17%. The difference is used in 2001 for replacement of the real estate. Fiscal depreciation is not possible for the amount of the difference during the term of use of the real estate.
With regard to the difference between the commercial and fiscal valuation of the real estate a provision deferred taxation has been formed at 20%.

The compilation of the provision for deferred taxition is specified as follows:

	2006	2005
(in euro's)		
Deferred taxation provision with regard to replacement reserve	181.454	182.744
Deferred taxation provision with regard to revaluation real estate	78.711	78.711
Balance as at 30 June	**260.165**	**261.455**

Long-term debt

Mortgages and other long-term debt

	2006	2005
(in euro's)		
Loan Bouwfonds Property Finance B.V.	3.524.696	3.568.725
Balance as at 30 June	**3.524.696**	**3.568.725**

Short-term debt

Taxes and social security contributions

	2006	2005
(in euro's)		
Corporation tax Germany	62.235	56.356
Value added tax Netherlands	5.957	6.450
Value added tax Germany	14.826	–
Balance as at 30 June	**83.018**	**62.806**

Rico Staete B.V., Amsterdam

Other debts and liabilities

(in euro's)	2006	2005
Rents invoiced in advance	31.956	31.956
Accounting and auditor costs	7.500	7.500
Other general debts and liabilities	7.500	7.500
Balance as at 30 June	**46.956**	**46.956**

3.5 Notes to the profit and loss account for the year 2006

Rental income

(in euro's)	2006	2005
Rental income	–	9.885
Income service charges	–	101
Rental income Germany	191.734	383.469
	191.734	**393.455**

Cost price rental income

(in euro's)	2006	2005
Commission / mediation cost	–	35.026
Community tax	–	16.831
Insurance cost real estate	6.322	6.294
Service cost	(8.246)	1.290
Other cost real estate	26.609	1.939
	24.685	**61.380**

Personnel expenses

Employees

The average number of staff for the year 2006 is 0 (2005: 0).

Rico Staete B.V., Amsterdam

Other operating costs

(in euro's)	2006	2005
Selling costs	2.171	3.949
General costs	2.849	6.148
	5.020	**10.097**

Selling costs

(in euro's)	2006	2005
Debt-collection charges	2.171	3.949
	2.171	**3.949**

General costs

(in euro's)	2006	2005
Accounting and auditor costs	2.275	3.500
Contributions and subscriptions	144	145
Interest and cost tax authorities	–	3
Other general costs	430	2.500
	2.849	**6.148**

Interest expense

(in euro's)	2006	2005
Interest long-term debts	92.567	189.534
Interest current account FVG B.V.	13.251	20.859
Bankinterest and -costs	108	206
	105.926	**210.599**

Amsterdam, 15 augustus 2006

Board of directors

FVG B.V.

Draft 15 August 2006

Unaudited

13

Rico Staete B.V., Amsterdam

Other information

1. Statutory appropriation of result

In accordance with the company's articles of association, the result is at the disposal of the general meeting of shareholders, with regard that only dividend is at the disposal if the shareholders' equity of the company is larger than the subscribed and paid-up share capital enlarged with the legal reserves.

Payment of dividend takes place after determination of the financial statements which show their permission.

2. Proposed appropriation of result

The Board of Managing Directors proposes to add the profit for 2005 of € 51.514 to the general reserve.

3. Exempt from audit

Based on article 396 Part 9 of Book 2 of the Netherlands Civil code the company is not obliged to perform an audit.